

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2022

Joseph Visconti
Executive Chairman of the Board and Chief of Product Development
Forza X1, Inc.
3101 S. US-1
Ft. Pierce, Florida 34982

      Re: Forza X1, Inc.
           Draft Registration Statement on Form S-1
           Submitted September 15, 2022
           CIK 1901305

Dear Mr. Visconti:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Gregory Herbers at 202-551-8028 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Manufacturing

cc: Leslie Marlow